INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

December 17, 2001

02002682

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED JAN 24

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
CHANGE IN DIRECTORS

SUPPL

We enclose for your information & necessary action letter #.CO/S&B/VK/2001/3418 dated December 13, 2001 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to enclose a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Om P Bhatt
Representative

Encl: as above

<securities>

dlw 1/28

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2001/ 3402 December 13, 2001

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Annexure - A

Revision in Interest Rates on Domestic Term Deposits

The ALCO decided to revise downwards the interest rates on domestic term deposits as under:

"A. The revised interest rates on domestic term deposits of less than Rs. 1 Crore, effective from 12th December 2001 would be as under:

Domestic Term Deposits less than Rs. 1 Crore			
Existing w.e.f. 10.09.2001		**Revised w.e.f. 12.12.2001**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	5.25	15 days to 45 days	5.25
46 days to 179 days	6.50	46 days to 179 days	6.25
180 days to less than 1 year	6.75	180 days to less than 1 year	6.50
1 year to less than 2 years	8.00	1 year to less than 2 years	7.75
2 years to less than 3 years	8.00	2 years to less than 3 years	7.75
3 years and above	8.50	3 years and above	8.25

The revised structure for rates of interest on deposits of Rs. 1 Crore and above, effective from 12th December 2001 would be as under:

Domestic Term Deposits Rs. 1 Crore & above			
Existing w.e.f. 10.09.2001		**Revised w.e.f. 12.12.2001**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	5.75	15 days to 45 days	5.75
46 days to 179 days	7.00	46 days to 179 days	6.75
180 days to less than 1 year	7.00	180 days to less than 1 year	6.75
1 year to less than 2 years	8.00	1 year to less than 2 years	7.75
2 years to less than 3 years	8.00	2 years to less than 3 years	7.75
3 years and above	8.50	3 years and above	8.25

The revised rates on deposits of Rs.1 Crore and above are payable only if the deposit runs for the full contracted period.

B. The revised interest rates payable on deposits with a maturity period of "7 days to 14 days", effective from 12th December 2001 would be as under:

Existing w.e.f. 10.09.2001		**Revised w.e.f. 12.12.2001**	
Amount of Deposits	Interest Rate (% p. a.)	Amount of Deposits	Interest Rate (% p.a.)
Rs. 15 lakhs to less than Rs.1 Crore	5.00	Rs. 15 lakhs to less than Rs.1 Crore	4.75
Rs.1 Crore & above	5.50	Rs.1 Crore & above	5.25

C. The revised interest rates payable on deposits of Senior Citizens, effective from 12th December 2001 would be as under:

Existing w.e.f. 10.09.2001		Revised w.e.f. 12.12.2001	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 2 years	8.75	1 year to less than 2 years	8.50
2 years to less than 3 years	8.75	2 years to less than 3 years	8.50
3 years and above	9.25	3 years and above	9.00

D. The revised interest rates payable on NRE Deposits, effective from 12th December 2001 would be as under:

Period Slab	Existing 06.08.2001 (% p. a.)	Revised w.e.f 12.12.2001 (% p. a.)
6 months to less than 1 year	7.00	6.75
1 year to less than 3 years	8.50	8.25
3 years and above	9.50	9.00

The differential rate on NRE deposits would be as under:

Slab Amount	Existing 06.08.2001 (% p.a.)	Revised w.e.f 12.12.2001 (% p.a.)
Single deposit of Rs. 15.00 lacs and above	0.25	0.25

The revised rates on deposits of Rs. 15 Lacs and over are payable only if the deposit runs for the full contracted period.

E. The revised interest rates payable on NRNR Deposits, effective from 12th December 2001 would be as under:

Duration	Existing w.e.f 06.08.2001 (% p. a.)	Revised w.e.f 12.12.2001 (% p. a.)
6 months to less than 1 year	8.00	6.75
1 year to less than 2 years	9.00	8.50
2 years to 3 years	9.50	9.25

Differential rates on the above deposits as revised are as under:

Slab Amount	Existing 06.08.2001 (% p a)	Revised w.e.f 12.12.2001 (% p a)
Single Deposit of Rs. 15 lacs and up to Rs. 2.00 crores	0.25	0.25
Single Deposit over Rs. 2 crores	0.50	0.50

'he revised rates on deposits of Rs. 15 Lacs and over are payable only if the ·posit runs for the full contracted period. "

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2001/ 3418

December 13, 2001

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2001/3402 dated the December 13, 2001 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

True copy

Encl. : a/a.